Baker&Hostetler LLP

3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

February 23, 2009	T 216.621.0200
F 216.696.0740
www.bakerlaw.com

Securities and Exchange Commission	Janet A. Spreen
Division of Corporation Finance	direct dial: (216) 861-7564
Mail Stop 3561	jspreen@bakerlaw.com
100 F. Street, N.E.
Washington, DC 20549
Attention: Tom Kluck
Jerard Gibson

Re:	Associated Estates Realty Corporation Registration Statement on Form S-3 Filed November 25, 2008 File No. 333-155698
Dear Mr. Kluck:
     On behalf of Associated Estates Realty Corporation (the “Company”), set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 16, 2008, concerning the Company’s Registration Statement on Form S-3 (File No. 333-155699), filed November 25, 2008 (the “Registration Statement”). For your convenience, each of the Staff’s comments is repeated in bold below, followed by the Company’s response.
     Along with this letter, the Company and the Guarantors are submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains the changes noted below.
Item 17. Undertakings, Page II-2
1.	Please revise your registration statement to include the undertakings required by Items 512(a)(5) and (a)(6) of Regulation S-K, as applicable.
Response: The Company has revised the Registration Statement to include the above-referenced undertakings. The revised language appears under Item 17 of Amendment No. 1.
2.	Please file a tax opinion as an exhibit, as required by Item 601(b)(8) of Regulation S-K.
Cincinnati     Cleveland     Columbus     Costa Mesa     Denver     Houston     Los Angeles     New York     Orlando     Washington, DC

February 23, 2009

Response: The Company has revised the Registration Statement to include the above-referenced legal opinion as an exhibit. The opinion is attached to Amendment No. 1 as Exhibit 8.
     We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at (216) 861-7564 with any questions or to discuss this correspondence.
Sincerely,
/s/ Janet A. Spreen
Janet A. Spreen

cc:	Jeffrey I. Friedman, Associated Estates Realty Corporation Suzanne K. Hanselman